EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Fox Business Network

WALL, N.J., April 12, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation service today announced its Founder and CEO Denis Gallagher will appear on Fox Business Network's (FBN) Varney & Co on Wednesday April 17th, 2013 to discuss the Company's recent new contract wins including its largest new contract in Omaha, Nebraska.

The CEO will talk with host Stuart Varney about the expanding use of alternative fuels in the $24 billion school transportation industry and the company's new innovative low cost Managed Contract Leasing Program it has established to upgrade Municipal owned and operated school bus fleets reducing costs and using domestic clean burning alternative fuels.

In May, the company will pay its 100th consecutive monthly dividend since it went public on the Toronto Stock Exchange in December 2004 and most recently listed on the NASDAQ Global Select MarketSM in September 2011. The interview will be archived and can be viewed on FBN's website as well as the Company's website at www.rideSTBus.com. Stuart Varney serves as a business contributor and substitute host for FOX News Channel's (FNC) "Your World with Neil Cavuto." Since joining FNC's business team in 2004, Varney has contributed to the network's weekday and weekend business programming including: "Your World with Neil Cavuto," "Bulls & Bears," "Cavuto on Business" and "Cashin' In."

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com